Exhibit 99.6

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2005, and the information derived from our reports, as described or incorporated by reference in:
(i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2005; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File No. 333-113732); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-118737); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch”

P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta
February 17, 2006